

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 22, 2017

Rob Sargent
Chief Executive Officer
Appiphany Technologies Holding Corp.
385 South 300 East
Salt Lake City, UT 84111

      Re: Appiphany Technologies Holding Corp.
             Preliminary Information Statement on Schedule 14C
             Filed November 17, 2017
             File No. 000-54524

Dear Mr. Sargent:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   You state that you have received written consent from shareholders who together hold 81.08% of the total voting power of your outstanding capital stock. Your disclosure, however, indicates that the "majority stockholder" and your sole officer and director collectively hold approximately 31% of the total voting power. In this regard, we note that there are 1,703,625,779 outstanding votes and that Media Convergence Group, LLC and Mr. Sargent together hold 529,875,000 of those votes. Given that you have not obtained the requisite approval to your proposal, please file a preliminary proxy statement on Schedule 14A or tell us why you believe that filing on Schedule 14C is otherwise appropriate.

Reverse Stock Split, page 3

2.   You state that the additional authorized but unissued shares of common stock resulting from the reverse stock split "will be available for issuance . . . for stock splits or stock

dividends, acquisitions, raising additional capital, conversion of Company debt into equity, stock options, or other corporate purposes." Please tell us whether you have any specific plans or proposals to issue these shares, and if not, provide a statement to that effect in your information statement or proxy statement. To the extent you do have specific plans to issue these shares, provide disclosure responsive to the applicable provisions of Items 10, 11, and 12 of Schedule 14A. Refer to Note A to Schedule 14A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 with any questions. If you require further assistance, you may contact the undersigned at (202) 551-3453.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information
Technologies and Services

cc: Chase Chandler, Esq.
        Brunson Chandler & Jones, PLLC